भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :

Ref. No.:

FILE NO. 82.4524

CO/S&B/JAIN/2009/ 2155

Date: 31.10.2009

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information, a copy of our letter No.CO/S&B/JAIN/2009/2135 dated the October 31, 2009, addressed to The Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,

(S.W.Tanksale)
General Manager
Encl. : as above

SEC
Mail Processing
Section

NOV 06 2009

Washington, DC
120

09047376

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date :

Ref. No.:

FILE NO. 82.4524

CO/S&B/JAIN/2009/2135

Date: 31.10.2009

Dear Sir/Madam

LISTING AGREEMENT: CLAUSE 36
UPDATION - PROPOSED ACQUISITION OF STATE BANK OF INDORE

In terms of Clause 36 of the Listing Agreement, we advise that the Central Board of the Bank, at its meeting held at Mumbai on the 31st October 2009, has approved the proposed scheme of acquisition of State Bank of Indore by State Bank of India , including a share exchange ratio proposing allotment of 34 equity shares of State Bank of India, in lieu of 100 equity shares of State Bank of Indore . The said scheme is subject to final approval by Boards of both the banks after the grievances of shareholders are considered , and approval by the Reserve Bank of India and the Government of India, under Section 35 of the SBI Act, 1955.

Yours faithfully,

(S.W.Tanksale)
General Manager